FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2008 (No. 4)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On August 20, 2008, Tower Semiconductor Signs Memorandum of Understanding to Significantly Improve Its Balance Sheet and Financial Position. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, including the Registration Statement on Form F-4 (File No. 333-151919) filed on August 8, 2008 and its related proxy statement/prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Signs Memorandum of Understanding to
Significantly Improve Its Balance Sheet and Financial Position

Will Reduce Debt by $250 Million, Increase Shareholders’ Equity by $250
Million and Improve Future Cash Flow and Financial Results

MIGDAL HAEMEK, Israel – August 20, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced that it has signed a memorandum of understanding (MOU) with its lender banks and with Israel Corporation for the restructuring of the Company’s debt, which also includes a commitment by Israel Corp. for an additional investment in the Company.

According to the MOU, $250 million of Tower’s debt to its banks, Bank Leumi and Bank Hapoalim and Israel Corp., will be converted into equity capital notes of the Company, exercisable into ordinary shares on the basis of $1.42 per share. This represents two times the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008, which was the date of the Company’s public announcement regarding its debt restructuring negotiations with the banks and Israel Corp. The conversion of the debt into equity capital notes reduces Tower’s debt by approximately $250 million, increases its shareholders’ equity by approximately $250 million, as well as improves its cash flow margins, statement of operations results and financial position.

Also under the MOU, Israel Corp. will invest $20 million in Tower in exchange for 28,169,014 equity capital notes of the Company, exercisable into ordinary shares of the Company based on the average closing price per share on NASDAQ for the ten trading days prior to August 7, 2008. Furthermore, Israel Corp. committed to invest up to an additional $20 million by the end of 2009, in the event the Company has not raised such amount by the end of 2009 and subject to certain other conditions. In consideration for such investment, Israel Corp. will receive an amount of equity capital notes of the Company, exercisable into ordinary shares of the Company, based on the lower of: (i) the average closing price per share on NASDAQ for the last ten trading days prior to the date on which the investment is made, or (ii) the average closing price per share used for the $20 million initial investment mentioned above.

In addition, the MOU postpones repayment of the remaining principal, defers interest payments, modifies the interest rate and waives financial covenants as follows: (i) the repayment of the remaining principal of the loans is postponed to begin in September 2010; (ii) interest payments originally due September 2008 through June 2009 are postponed and are added to the principal payments, which are scheduled to begin in September 2010; (iii) the interest rate on the remaining bank debt will be LIBOR plus 2.5 percent per annum; and (iv) the banks waived in full the Company’s compliance with financial covenants through the end of 2008.

Russell Ellwanger, Tower’s chief executive officer, said, “The debt restructuring based on twice the market price will significantly improve our balance sheet, increase our shareholders’ equity, improve our position as a much stronger competitor in the industry and provide a strong base to build upon with the anticipated closing of the merger with Jazz Technologies. Israel Corporation, under the leadership of its chairman Idan Ofer, continued to show its strong belief in Tower, as well as in our dedicated and professional employees and in the Company’s strategy and growth prospects through its additional investment in Tower and in having been the catalyst for the bank debt restructure. The resulting capital structure will serve as an excellent springboard into the future.”

The terms of the MOU, excluding the deferred interest payments and the financial covenants’ waiver which are definitive terms, are subject to, among other conditions, the signing of definitive documentation and the receipt of certain approvals.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefor, (ii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion, (iii) having sufficient funds to satisfy our short-term and long-term debt obligations and other liabilities, (iv) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (v) our ability to satisfy the covenants stipulated in our amended credit facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, the possibility of the government requiring us to repay all or a portion of the grants already received and obtaining the approval of the Israeli Investment Center for a new expansion program, (viii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (ix) maintaining existing customers and attracting additional customers, (x) not receiving orders from our wafer partners and customers, which can result in excess capacity, (xi) our dependence on a relatively small number of products for a significant portion of our revenue, (xii) product returns, (xiii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xiv) competing effectively, (xv) our large amount of debt and our ability to repay our short-term and long-term debt on a timely basis, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) our ability to manufacture products on a timely basis and to purchase the equipment to increase Fab2 capacity up to 30,000 wafers per month and timely installation thereof, (xviii) our dependence on intellectual property rights of others and our ability to operate our business without infringing others’ intellectual property rights, (xix) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xx) the closing of the definitive agreement to acquire all of the outstanding shares of Jazz, subject to the approval of Jazz’s shareholders and other customary closing conditions, (xxi) the closing of the definitive agreement with the lender banks, Bank Hapoalim and Bank Leumi, and Israel Corporation for the debt restructuring and investment and (xxii) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contact:

Tower Semiconductor
Limor Asif, + 972-4-650 6936
Limoras@towersemi.com
or:
Shelton Group
Ryan Bright, (972) 239-5119 ext. 159
rbright@sheltongroup.com